STATEMENT OF INVESTMENTS

Dreyfus Connecticut Municipal Money Market Fund, Inc.

August 31, 2007 (Unaudited)

Short-Term Investments--98.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut--83.8%				
ABN AMRO Munitops Certificates Trust (Connecticut Health and Educational Facilities Authority, Trinity College Issue) (Insured; MBIA and Liquidity Facility; ABN-AMRO)	4.01	9/7/07	5,000,000 a,b	5,000,000
Beacon Falls,				
GO Notes, BAN	4.00	7/25/08	3,000,000	3,006,713
Bridgeport,				
GO Notes, Refunding (Insured; AMBAC)	6.50	9/1/07	1,000,000	1,000,000
Connecticut,				
Clean Water Fund Revenue	5.80	10/1/07	700,000	701,289
Connecticut,				
GO Notes	5.00	12/1/07	1,000,000	1,003,186
Connecticut,				
GO Notes	5.50	12/1/07	1,485,000	1,491,253
Connecticut,				
GO Notes	5.00	12/15/07	200,000	200,782
Connecticut,				
GO Notes	5.00	3/1/08	250,000	251,549
Connecticut,				
GO Notes	5.25	3/15/08	100,000 c	101,794
Connecticut,				
GO Notes	4.00	6/1/08	1,985,000	1,988,918
Connecticut,				
GO Notes	5.00	6/15/08	130,000	131,168
Connecticut,				
GO Notes (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	4.05	9/7/07	3,250,000 a	3,250,000
Connecticut,				
GO Notes (Liquidity Facility; Merrill Lynch Capital Services)	4.06	9/7/07	7,850,000 a,b	7,850,000
Connecticut,				
GO Notes (Putters Program) (Insured; FGIC and Liquidity Facility; PB Capital Finance Inc.)	3.99	9/7/07	9,000,000 a,b	9,000,000
Connecticut,				
GO Notes (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	3.99	9/7/07	5,000,000 a,b	5,000,000
Connecticut,				
Second Lien Special Tax Obligation (Transportation Infrastructure Purposes)				

(Insured; FGIC and Liquidity Facility; Dexia Credit Locale)	4.05	9/7/07	2,640,000 a	2,640,000
Connecticut,				
Second Lien Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FSA and Liquidity Facility; Bank of America)	3.93	9/7/07	4,000,000 a	4,000,000
Connecticut,				
Special Tax Obligation (Transportation Infrastructure Purposes)	5.25	9/1/07	190,000	190,023
Connecticut,				
Special Tax Obligation, Refunding (Transportation Infrastruture Purposes) (Insured; AMBAC and Liquidity Facility; Westdeutsche Landesbank)	4.05	9/7/07	3,970,000 a	3,970,000
Connecticut Development Authority,				
Airport Hotel Revenue, Refunding (Bradley Airport Hotel Project) (LOC; TD Banknorth, N.A.)	3.98	9/7/07	3,345,000 a	3,345,000
Connecticut Development Authority,				
IDR (Imperial Electric Assembly Project) (LOC; Wachovia Bank)	4.09	9/7/07	1,270,000 a	1,270,000
Connecticut Development Authority,				
IDR (Lapham-Hickey Steel Corporation Project) (LOC; Bank of Montreal)	4.10	9/7/07	4,995,000 a	4,995,000
Connecticut Development Authority,				
Solid Waste Disposal Facility Revenue (Rand-Whitney Containerboard Limited Partnership Project) (LOC; Bank of Montreal)	3.97	9/7/07	5,445,000 a	5,445,000
Connecticut Health and Educational				
Facilities Authority, Revenue (Eastern Connecticut Health Network Issue) (LOC; Comerica Bank)	3.95	9/7/07	300,000 a	300,000
Connecticut Health and Educational				
Facilities Authority, Revenue (Greater Hartford YMCA Issue) (Insured; AMBAC and Liquidity Facility; Bank of America)	3.97	9/7/07	2,450,000 a	2,450,000
Connecticut Health and Educational				
Facilities Authority, Revenue (Hotchkiss School Issue) (Liquidity Facility; Northern Trust Company)	4.05	9/7/07	2,050,000 a	2,050,000
Connecticut Health and Educational				

Facilities Authority, Revenue (Middlesex Hospital Issue) (LOC; Wachovia Bank)	3.97	9/7/07	350,000 a	350,000
Connecticut Health and Educational Facilities Authority, Revenue (Quinnipiac University Issue) (LOC; JPMorgan Chase Bank)	3.93	9/1/07	100,000 a	100,000
Connecticut Health and Educational Facilities Authority, Revenue (Sacred Heart University Issue) (LOC; Bank of America)	3.95	9/7/07	6,390,000 a	6,390,000
Connecticut Health and Educational Facilities Authority, Revenue (Saint Francis Hospital and Medical Center Issue) (Insured; FGIC and Liquidity Facility; Morgan Stanley Bank)	4.03	9/7/07	1,150,000 a,b	1,150,000
Connecticut Health and Educational Facilities Authority, Revenue (Taft School Issue) (LOC; Wachovia Bank)	3.98	9/7/07	5,655,000 a	5,655,000
Connecticut Health and Educational Facilities Authority, Revenue (The Marvelwood School Issue) (LOC; Wachovia Bank)	3.99	9/7/07	100,000 a	100,000
Connecticut Health and Educational Facilities Authority, Revenue (United Methodist Home of Sharon Inc. Issue) (LOC; Wachovia Bank)	3.99	9/7/07	400,000 a	400,000
Connecticut Health and Educational Facilities Authority, Revenue (University of Bridgeport Issue) (LOC; Bank of Nova Scotia)	3.97	9/7/07	5,000,000 a	5,000,000
Connecticut Health and Educational Facilities Authority, Revenue (University of New Haven Issue) (LOC; Wachovia Bank)	3.94	9/7/07	5,900,000 a	5,900,000
Connecticut Health and Educational Facilities Authority, Revenue (Yale University Issue)	3.92	9/1/07	750,000 a	750,000
Connecticut Health and Educational Facilities Authority, Revenue (Yale University Issue)	3.92	9/1/07	600,000 a	600,000
Connecticut Housing Finance Authority, Revenue (Liquidity Facility; Citibank NA)	4.05	9/7/07	5,810,000 a,b	5,810,000
Connecticut Housing Finance Authority, Revenue (Liquidity Facility; FHLMC)	4.15	9/7/07	8,078,000 a	8,078,000
East Haven, GO Notes, BAN	4.00	8/21/08	2,425,000	2,433,395
Hartford Redevelopment Agency,				

MFHR, Refunding (Underwood Towers Project) (Insured; FSA and Liquidity Facility; Societe Generale)	4.00	9/7/07	500,000 a	500,000
Milford,				
GO Notes, BAN	4.00	11/2/07	1,000,000	1,000,770
New Britain,				
GO Notes (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	3.96	9/7/07	2,855,000 a	2,855,000
New Britain,				
GO Notes, BAN	4.25	4/4/08	4,000,000	4,016,167
Northeast Tax Exempt Bond Grantor Trust, Revenue (LOC; Bank of America)	4.13	9/7/07	3,413,000 a,b	3,413,000
Old Lyme,				
GO Notes, BAN	3.75	2/1/08	1,000,000	1,000,604
Plainfield,				
GO Notes, BAN	4.00	7/8/08	2,010,000	2,015,133
Redding,				
GO Notes, BAN	3.88	4/29/08	2,160,000	2,162,136
Regional School District Number Five, GO Notes, BAN	4.25	11/28/07	1,000,000	1,001,700
Regional School District Number Sixteen, GO Notes, Refunding (Insured; AMBAC)	4.50	3/15/08	550,000	552,286
Regional School District Number Nineteen, GO Notes, Refunding (Insured; FSA)	4.00	6/15/08	150,000	150,316
Seymour,				
GO Notes, BAN	4.25	8/14/08	1,000,000	1,005,225
Shelton Housing Authority, Revenue (Crosby Commons Project) (LOC; Wachovia Bank)	4.04	9/7/07	1,520,000 a	1,520,000
Somers,				
GO Notes (Insured; XLCA)	4.50	8/1/08	360,000	362,402
Stamford,				
GO Notes, BAN	4.50	6/4/08	2,000,000	2,012,172
Trumbull,				
GO Notes, BAN	4.00	9/10/08	1,000,000 d	1,003,360
U.S. Related--14.2%				
BB&T Municipal Trust (Puerto Rico Infrastructure Financing Authority, Special Tax Revenue) (Insured; AMBAC and Liquidity Facility; Branch Banking and Trust Co.)	4.01	9/7/07	5,600,000 a,b	5,600,000
Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	4.03	9/7/07	7,000,000 a,b	7,000,000
Puerto Rico Government Development Bank, Senior Notes (Liquidity				

Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.09	9/7/07	10,740,000 a,b		10,740,000

Total Investments (cost $161,258,341)		**98.0%**	**161,258,341**
Cash and Receivables (Net)		**2.0%**	**3,330,451**
Net Assets		**100.0%**	**164,588,792**

a   Securities payable on demand. Variable interest rate--subject to periodic change.
b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2007, these securities amounted to $60,563,000 or 36.8% of net assets.
c   This security is prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
d   Purchased on a delayed delivery basis.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue

PCR	Pollution Control Revenue		**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates		**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants		**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes		**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue		**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency		**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes		**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes		**XLCA**	XL Capital Assurance